Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
Announces Execution of Rule 10b-15 and Rule 10b-18 for Share Repurchase Program

AZOUR, Israel – July 1, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced today that as part of implementation of its Board of Directors decision of 25 million USD share repurchase program, its wholly owned subsidiary  executed agreements pursuant to Rule 10b-5 and Rule 10b-18  to commence from July 10 th 2019.

Share repurchases, if any, will be funded by the wholly owned subsidiary with available cash. Repurchases of the Company's ordinary shares will be made based on Rule10b-18 terms. Share repurchases may be suspended or discontinued at any time.

Management Comment
Eyal Sheratzky, Co-CEO of Ituran said “We believe that the ability to buy back our own shares, depending on market conditions, is a tool that will contribute to shareholder value over the long term.”

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246